EXHIBIT 99.2

Seacoast Banking Corporation of Florida

Third Quarter Earnings Conference Call

November 19, 2004

11:00 a.m. ET

Moderator: Dennis S. Hudson, III

Operator:

Good day, ladies and gentlemen, and welcome to the Seacoast Banking Corporation of Florida 2004 Year-End Results conference call.  At this time, all participants are in a listen-only mode.  Later we will conduct a question and answer session, and instructions will follow at that time.  If you should require assistance during the conference, please press star, then zero, on your touch tone telephone.  As a reminder, this conference is being recorded.

I would now like to introduce your host for today's conference, Mr. Dennis Hudson, President and Chief Executive Officer of Seacoast Banking.  Mr. Hudson, you may begin.

Dennis Hudson:

Thank you very much, and welcome to Seacoast's Fourth Quarter 2004 Earnings Conference Call.  Before I begin, I'd like to direct your attention to the statement at the end of our press release regarding forward statements.  During this call, we may be discussing certain issues that constitute forward-looking statements within the meaning of the Securities and Exchange Act, and accordingly are intended to be covered within the meaning of Section 27a of the Act.

With me today is Bill Hahl, our Chief Financial Officer, and Doug Gilbert, our Chief Operating Officer and President of our banking subsidiary.  We will all be available to answer any questions you might have following our prepared remarks.

We were pleased to announce strong results for the quarter and the year just ended.  The results for both the quarter and the year produced solid growth in just about every revenue item we report.  The quarter produced some of the strongest growth we've reported yet in our net interest income, which I believe reflects the continued progress we are marking towards improving our loan mix, as well as expanding into some exciting new markets.

In addition, in a minute, you will hear that our legacy markets have experienced significant growth this past quarter, which also contributed to our success.  Overall, our GAAP earnings for the year totaled 95 cents per share, diluted, and for the fourth quarter, 24 cents per share.  Both of these amounts were impacted by an accounting change, related to a swap transaction entered into early in 2003, which I will discuss in a minute.  But before I do, I'd like to point out that earnings before the impact of this accounting change were 98 cents for the year, up 10% from the prior year, and 25 cents per share for the quarter, up 4.2% from the year-ago quarter.  Furthermore, I would point out that earnings for the year and the quarter were also impacted by higher accounting and compliance costs, to the tune of two cents per share, primarily related to the Sarbanes-Oxley Act, and again, we'll have some comments on that a little later.

As stated in our press release, we also announced that we are changing the accounting treatment related to an interest rate swap transaction entered into in early 2003.  This transaction was intended to effectively hedge the fair value of $54 million in fixed-rate certificates of deposits.  Doing so allowed the company to begin paying a variable rate of interest on the CDs, which reduced our exposure to the potential declining rate environment that we faced that year.  We carefully had modeled the expected effects of this swap, and consulted with advisers before entering into the transaction.  After undertaking this review, we determined, in early 2003, that this swap should be accounted for as a hedge under Financial Accounting Standard 133.  We considered this interest rate swap the simplest, most transparent way to reduce an identified interest rate risk, and indeed, the transaction performed well.  It performed in accordance with its expected performance, and it met our economic objectives.

In connection with a more recent review of the transaction, we have concluded that our initial documentation of this swap as a hedge was insufficient to meet the precise current requirements and reviews of Financial Accounting Standard 133.  Accounting rules are extraordinarily complex in this area, and are subject to difficult judgments and interpretation.  We believed, based on all the information and advice available to us when we considered and entered into this transaction two years ago, that hedge accounting was appropriate.  At this time, however, we believe that changing our method of accounting for this transaction is the most conservative approach.  While this revised treatment is not expected to affect reported income for the entire year in 2003 or 2004, it may change reported GAAP income in certain prior quarters, requiring us to restate to reflect the marking of the swap to its market value at the end of each quarter.  We also believe that any restatements of prior quarterly results will not affect our previously reported cash flows or earnings on an operating basis, nor will it impact our capital adequacy.  We will be working with our outside auditors to complete the 2004 audit and any appropriate restatements of prior quarterly results to reflect this change in accounting method for the interest rate swap.

We will also continue to evaluate this transaction in the future, to determine whether it remains beneficial to the company under the revised accounting treatment and future interest rate conditions.

We regret that we found it necessary to affect this change, but we are very pleased with our operating results this past quarter.  As I said earlier, earnings growth continue to be driven by growth in net interest income and continued solid performance in fee revenues, which Bill will speak to in a minute.  Net interest income has been up every quarter this year, with particularly strong performance this quarter.  Our net interest margin reached a high for the year last quarter and fell slightly this past quarter, but the decline in margin came on strong growth in net interest income and was due to typical seasonal deposit growth we experienced this quarter, as well as extraordinary deposit growth, resulting from the effects of the twin hurricanes earlier this year.  Insurance proceeds and federal assistance payments are now clearly flowing into the market.  Moreover, our strong commercial penetration has allowed additional deposit growth, as our business customers have seen significant growth in business volumes, as they tackle the restoration work.  We ended the year with $1.37 billion in deposits, with 25% of those balances in non-interest bearing accounts, and we ended the year with $1.6 billion in assets.

We have also been sustaining growth in overhead over this past year, as we have expanded our footprint into Palm Beach County, to the south, and Melbourne, to the north.  In fact, during the quarter, we opened our third location in Palm Beach County, and began to add staff for our fourth location, which will open this quarter.  We also saw additional direct expenses associated with the hurricanes, as well as a slowing of fees related to residential closings, in part due to the lag of the hurricanes.  This quarter we also saw additional direct expenses associated with the final implementation of the Sarbanes-Oxley Act, and in particular Section 404.  We have spent over a half a million dollars in out of pocket costs on implementation and accounting fees related to Section 404 of the Act, with $300,000 of that amount expensed in the fourth quarter.

So overall, I feel the results for the quarter, and the year, considering the unusual impact of hurricanes earlier in the year, and increased costs of compliance, to be very solid.

Looking ahead to 2005, we expect to see continued progress in margin growth, as we carry out our goal to improve asset mix and maintain our low-cost deposit funding, the results of our strong relationship-based super community banking concept.  Our loan pipelines are as strong today as they were during 2004, and the local economy in our markets will likely continue to be supported with strong population growth.  We fully expect our overhead growth to begin to moderate, as we complete our current new branch build out in Palm Beach County and our growth and compensation expense will also slow some, given that some of the growth in compensation expense this past year resulted from full funding of various incentive plans, in response to improved growth rates.  We're also expecting the unusual costs associated with the hurricanes and compliance to be lower in the coming year.

During the quarter, we were also extremely pleased to announce our acquisition of Century National Bank in Orlando.  Century's local and experienced management team has produced a very strong company, with attributes that we find very attractive.  They have positioned themselves to focus on deep local relationships with small businesses and professional firms in the Orlando market.  They operate with a low-cost deposit mix that is even better than ours, and have a solid loan portfolio that has never seen a loss and rarely sees a past due account.  Combining our companies together will improve upon these factors that are currently driving our improvements in profitability and will allow Century to deliver larger commitments in the fast-growth, high-wealth markets of Orange and Seminole Counties in Orlando.  We expect to close the transaction early in the second quarter.  We expect little or no dilution out of the box, and the level of accretion going forward will depend entirely on how fast we can begin to produce higher levels of loan growth in the Orlando market.

We said this year, 2004, would be a year of solid loan growth, and it was. We ended the year with almost $900 million in loans outstanding, and made great progress in transforming our loan mix.  We're now seeing the results of the adjustments we made to our business model two years ago.  These changes improved our growth in commercial business and continued to support our consumer business.  While we have long enjoyed our dominant position in the wealthy, high-growth Treasure Coast markets, we now have expanded into the larger markets of Palm Beach County and Melbourne, and soon, Orlando, where we are starting to become recognized as the local community bank best able to provide services needed by South Florida businesses.

So our expansion continues to build momentum, and we expect that this will continue over the next few years.  I'd now like to turn the call over to Bill Hahl, our Chief Financial Officer, who will further report on our results for the quarter.  Following Bill's comments, we'd be glad to take a few questions.  Bill?

Bill Hahl:

All right, thank you, Denny.  This year we reported much improved loan growth while maintaining our low-cost deposit funding.  In addition, much of our loan growth has occurred in commercial real estate construction loans, tied to prime, and will adjust, should interest rates continue to rise.  Commercial lending originations totaled $92 million in the fourth quarter.  The majority of this production will fund in 2005.  The growth in loan balances over the year of $190 million or 27%, exceeded our original projections and has improved our earning asset mix.  Average loan balances for the fourth quarter increased 6% over the third quarter and average deposits increased 9%.  Both results benefited the growth in net interest income, which was up 5% in the fourth quarter over third quarter results.

The result of this loan and deposit growth in 2004 has allowed the company's net interest margin to expand by 32 basis points over the last 12 months.  We have included a chart on our website for this call that shows the growth in net interest margin and net interest income over the last 12 months.  Net interest income for the fourth quarter of 2004 increased $2.3 million, or 19.5%, over the prior year's fourth quarter.  While a portion of the better deposit growth in the fourth quarter is attributable to customer deposits of insurance proceeds from the damage caused by the two hurricanes directly hitting our markets, the deposit growth is also the result of de novo branch expansion in Palm Beach County and the continued population growth in our markets overall.  This, coupled with our relationship banking strategy, resulted in better deposit growth, particularly low-cost savings and non-interest bearing demand deposits.

Non-interest demand and low-cost savings deposit growth year over year totaled 48%, and 27%, respectively.  Total deposits increased $190 million in the fourth quarter, and repurchase agreements were up $25 million.  The significant influx of funds from deposits and the seasonal increase in repurchase agreement balances in the fourth quarter were invested in lower-yielding assets, with approximately $130 million in floating interest rates with average starting interest yields of 2% to 2.3%.  This resulted in a decline in the net interest margin in the fourth quarter compared to the third quarter of nine basis points.  The lower margin earned on the floating rate assets was approximately 1.38%, and negatively impacted the total margin by approximately 12 basis points.  The net interest margin should continue to expand in 2005 as the company increases its loan portfolio and improves its earning asset mix, as well as the expected rate increases that should occur in 2005.

Non-interest income results for the year were below the prior year, mostly due to mortgage banking fees, which were down $2.6 million, primarily as a result of higher refinance activities experienced throughout 2003.  However, residential mortgage originations were negatively impacted in the fourth quarter as a result of the hurricanes in late September.  Revenues from mortgage banking declined by $176,000 from the third quarter and originations in the fourth quarter remained lower than that experienced in the first nine months of the year.  Revenues from marine finance business in Florida were also negatively impacted by the hurricanes, with many yachts experiencing damage.  The marine finance business does experience seasonal patterns, and the fourth quarter is normally one of the stronger quarters.  Together, the estimated negative impact on non-interest income as a result of the hurricanes on these businesses in the fourth quarter was approximately $240,000.

A component of non-interest income, which has rebounded, as expected, as a result of the improvements in the equity markets and the economy as a whole, are fees from investment management services.  On a year-over-year basis, the fourth quarter, revenues from investment management services increased 18%.  Revenues from this line of business, over the long term for our company, have increased at a compounded rate of approximately 10%, and we anticipate similar growth rates going forward.

Turning to non-interest expenses, which totaled $12 million for the quarter, and were impacted by the expenses, as Denny mentioned, for Sarbanes-Oxley, the hurricanes, professional fees for Sarbanes-Oxley implementation, additional staff for market expansion, incentive compensation tied to the improved earnings performance.  The combined impact on the fourth quarter on non-interest expenses related to the hurricanes and the one-time fees for Sarbanes-Oxley was approximately $350,000.  The overhead ratio for 2004 has been in the company's expected range during this period of de novo expansion.  We expected that the company's overhead ratio would average in the range of 65 to 67%, and we expect that to continue over the next 12 to 18 months, as we continue to add new branch locations; and then we expect it to decline into the low 60s, as we had during periods without this de novo expansion.

We continue to believe that our earnings per share will grow over this period of expansion with an 8 to 10% compounded annual growth rate, while we're adding more locations in Palm Beach County, and as Denny mentioned, Brevard County, in Melbourne, and also integrating our recent acquisition of Century National Bank.  Once the expansion is complete, earnings for the years 2006 to 2009 can grow at higher rates, and we believe will produce 15% to 18% compounded annual growth rates over the five-year period, beginning 2004 through 2009.

Dennis Hudson:

Thank you very much, Bill.  We appreciate your patience, and would now pause for any questions that anyone has, if the moderator could please announce.

Operator:

Thank you.  Ladies and gentlemen, if you do have a question at this time, please press the one key on your touch tone telephone.  If your question has been answered or you wish to remove yourself from the queue, please press the pound key.  Once again, if you have a question, please press the one key.  Our first question comes from, David Honold of KBW.

David Honold:

Good morning.

Dennis Hudson:

Good morning.

David Honold:

My first question is for Bill.  Do you mind repeating -- I didn’t catch the dollar amount of hurricane-related deposits and the spread that you invested those at.

Bill Hahl:

David I’m not… I didn’t really mention the exact amount of hurricane deposits.  We have estimated them in the range of about $150 million through the end of the year, and what I did mention was that $130 million of those funds, those excess funds (we believe), were invested in floating-rate assets.

David Honold:

And the rate on those?

Bill Hahl:

The rate was… the starting rates were 2 to 2.3%.

David Honold:

Okay, great so that’s roughly the margin that they were invested at?

Bill Hahl:

Right.

David Honold:

Okay, thanks.

Operator:

Thank you.  Once again, if you have a question please press the one key on your touchtone telephone.  Our next question comes from Christopher Marinac of FIG Partners.

Bret Velome:

Hello fellows.

Bill Hahl:

Morning Chris.

Bret Velome:

This is not actually Chris.  This is Bret Velome (ph).  Chris couldn’t be on the call.  He wanted to ask you though about specifically was the Sarbanes-Oxley cost, and also the extra overhead, basically about $0.5 million, do you expect that to continue going forward in 2005?  And at what level if so?

Bill Hahl:

I think… well there’s going to be some level of costs that are going to remain.  There were implementation costs that I believe are one-time costs that probably ranged in the $150,000 to $200,000 range for Sarbanes-Oxley.

Bret Velome:

Okay.

Dennis Hudson:

That’s somewhat speculative though, because we’re just going to that level of determining what the ongoing expenses will be.  Clearly they’re not going to be a significant as it was in ’04 however.

Bret Velome:

Right, and just to clarify, you said that your expansion period you estimated was going to 12 to 18 months.  Is that correct?

Dennis Hudson:

Yes.

Bret Velome:

Okay, and then I just had one last question.  I notice that your provision expense increased significantly in the fourth quarter.  What was the reasoning behind that, and do you expect that to continue?

Dennis Hudson:

It was driven by both continued strong loan growth as well as a higher level of losses taken in the fourth quarter.  Still a very nominal number, but an increase over the third quarter and the second quarter.  And in terms of our expectations going forward, I think we’re going to have continued -- and I think if you looked at the results for the year in ’04-- we’ll have similar kinds of results in ’05 at this point.

Bret Velome:

Okay, thank you very much gentlemen.

Operator:

Thank you.  Our next question comes from Barry McCarver, Stephens Inc.

Matt Olney:

 Good morning guys.

Dennis Hudson:

Good morning Barry.

Bill Hahl:

Good morning Barry.

Barry McCarver:

This actually isn’t Barry, it is Matt Olney.  Barry couldn’t be here this morning.

Dennis Hudson:

Okay.

Matt Olney:

But anyway, all the attention that management has given to the Sarbanes-Oxley compliance issue and the recent accounting issues, do you think it’s possible that de novo branching is going to slow down in ’05, or perhaps even the closing date of the Century National acquisition is going to be pushed back at all as a result of this?

Dennis Hudson:

We don’t think so.  We’re going to strive not to have it impact that.  I think most of those issues have already been felt in terms of their impact on management and the like.  I think we just need to complete our work with our audit firm at this point, and we intend to do that in the next couple of weeks.

Matt Olney:

All right, thanks.

Operator:

Thank you.  Our next question comes from Peyton Green of FTN Midwest.

Peyton Green:

Good morning.

Dennis Hudson:

Good morning.

Peyton Green:

I was wondering if y’all could comment a little bit, I mean the loan growth outlook still remains very, very bullish.  What is your best guess in terms of the deposit flows and when you might see some movement out of those funds?  How should we think about that?

Bill Hahl:

That’s a pretty hard question to answer.  I don’t know that we have an answer for it Peyton.  It’s kind of a new experience I think for the whole State to some degree.  I know that it’s very complicated because a lot of our deposit growth this last year has been impacted by our success in the lending area.  And our ability to pick up new relationships on the deposit side, particularly in the commercial area as we have brought increased focus in that area.

So it’s, we know for a fact that a significant amount of the -- and a lot of that growth, by the way, has come out of Palm Beach County.  In fact, we’ve disclosed numbers to you I think this past year, well I think at the end of the year, we disclosed around $70 million in deposits in Palm Beach County with a very significant amount of that DDA.  Clearly that was all from new relationships that didn’t exist a year earlier, and clearly as a result of a lot of commercial activity throughout that market.

So we have that factor to factor in, but I think it’s clear to us that a certain amount of the deposit growth certainly is related to the hurricane work.  Living here, as we all do, and looking at the progress on that work, the progress is beginning to get made.  But I think it’s going to stretch out probably for a longer period of time than any of us anticipated initially.  So I don’t think it will involve a drop out you know in the next quarter, Peyton.  I think it’s going to be a slow bleed-off probably out -- I don’t know Doug, what are your thoughts?  Through the end of the year?

Doug Gilbert:

Probably through the end of the year, but I think we can offset that pretty significantly by the growth down in Palm Beach County and our own organic growth within the three counties.

Bill Hahl:

Yeah, I think it’s going to be less severe than we might have anticipated at the beginning because of all the other factors that are impacting our overall deposit performance here.

Peyton Green:

Okay, then can you give any color on how Century looks towards the end of the year?

Bill Hahl:

We’re on track, they’re on track with their projections, and we continue to move that forward.

Peyton Green:

Okay.

Bill Hahl:

We think there possibly will be a small delay in closing, but on the order of weeks as opposed to anything significant.  The press is on to just complete our work, and I think we are prepared to get that done in the next couple of weeks.

Peyton Green:

Okay, so again to characterize, the deposits may stick around for three or four quarters instead of what people feared was a one to two quarter in-and-out type movement-- because I mean anecdotally I’ve heard a lot just in terms of getting people to do the work.

Dennis Hudson:

Right, exactly right.

Peyton Green:

It’s not quite as easy as it looks on paper.  Okay, and in terms of credit, was there anything in particular that happened that caused -- I mean I know that y’all dance on the top of a pin, but what actually happened in the quarter in terms of the $2 million in flow?

Dennis Hudson:

With regard to what?

Peyton Green:

With the credit, it seemed like y’all had about $350,000 in charge-offs and about $1.5 million in NAs.

Dennis Hudson:

Yeah, and we probably won’t comment on the exact details of the charge-off, but Doug could probably give us some color on the nature of that.

Doug Gilbert:

Well, it was a case where we discovered a fraud by one of our customers, and we’re still trying to work on that.  But rather than carry it as an asset when we discover a problem, normally we’re pretty fast about charging it off and then working it as a charge-off.

Dennis Hudson:

So this was a single customer, it involved fraud, and the fraud you know, caused us to charge the entire credit off.

Peyton Green:

Oh okay.

Dennis Hudson:

And so we have currently no further exposure to the company that was involved in the fraud, and are actively pursuing action against that company and the individuals.  And I would say, Doug, we don’t anticipate any recovery at this point?

Doug Gilbert:

We don’t anticipate any major recovery.

Dennis Hudson:

Yeah.

Peyton Green:

Was that all the charge-off activity in the quarter, or was there charge-off activity related to other stuff too?

Doug Gilbert:

No, that was it, other than a few installment loans.

Dennis Hudson:

But that was all but a few thousand dollars worth, and we may have even had some recoveries as I recall offsetting that in some small fashion as well.

Peyton Green:

Okay, then the movement I guess was about $1 million into NAs.  Was there anything in particular there or is that just something moved.

Doug Gilbert:

That was a movement down where we had, I think, in the third quarter of last year, where we had ORE property that we were successful in disposing of with no loss, in fact with a small gain.

Dennis Hudson:

No substantial or notable issues with regard to the movement in that number.

Doug Gilbert:

If you look at our net charge-off ratio, it still came in at a .07.

Peyton Green:

No, I just wanted to make sure though.  I mean all of the fourth quarter activities related to one action.

Doug Gilbert:

Correct.

Dennis Hudson:

Correct.

Peyton Green:

Great, thank you very much.

Dennis Hudson:

Thank you Peyton.

Operator:

Thank you.  Our next question comes from Wadad Cortas of Sidoti and Company.

Wadad Cortas:

Hi, how are you?  I had two questions for you guys.  First, I notice that they added two Palm Beach branches in the first quarter, there is also the Bank Atlantic branch that you bought, could you just remind me how many additional branches you expect to add during the year?

Dennis Hudson:

The year coming up?

Wadad Cortas:

Yes, in 2005.

Dennis Hudson:

Just the one, we have one for sure that is opening and we have two that we are negotiating that may or may not hit this year.  And if it did hit it would be late this year.

Wadad Cortas:

Okay.

Dennis Hudson:

So I would say honestly, or accurately, that we for sure will have one, and that will happen in the next couple of weeks actually.

Wadad Cortas:

Okay.

Dennis Hudson:

And that will pretty much be it, although we may have a couple that we will add at the end of the year.  Very little impact on this year, though, other than the one.  But kind of the worst is over in a sense.

Wadad Cortas:

Okay, and then just curious, did you book any security gains in the quarter?

Bill Hahl:

No.

Wadad Cortas:

No, okay great, that’s all I had.  Thank you.

Bill Hahl:

Thank you.

Operator:

Thank you.  Our next question is from Gary Tenner of SunTrust Robinson-Humphrey.

Gary Tenner:

Thanks, good morning.

Bill Hahl:

Good morning Gary.

Gary Tenner:

My questions have largely been answered.  Just wonder if you would comment on deposit pricing pressures that you may have seen during the quarter versus prior quarters.

Bill Hahl:

None too bad really.  There’s a lot of pressure on the short-term CD rates.  We’ve got all kinds of competitors in the markets.  A lot of them paying -- well at …the end of the quarter in December a couple of them started paying 3% for six-month CDs.

In terms of just plain basic core deposit-type products, there hasn’t been very much pressure at all.  There’s been different promotions, maybe a savings account with a high rate for six months guaranteed, and then it floats back to whatever their normal rate is, that type of thing.  So you saw that in the quarter, we had maybe a couple of basis point increase in our overall cost of funds.  So very well controlled so far.

Gary Tenner:

Okay, and where would you characterize your pricing relative to the market right now?

Bill Hahl:

Well, typically over overall cost of funds have always been in the lowest quartile.  And when we’ve looked at the local competitors we tend to average probably 20 to 40 basis points, depending on where we are in the cycle, lower in overall costs.  We compare ourselves weekly and we try to be sort of in the middle of the pack, not at the way low end or all the way at the top.

Gary Tenner:

Okay, so no real changes; okay, thank you guys.

Bill Hahl:

All right, thank you.

Operator:

Thank you.  Our next question is a follow up from David Honold of KBW.

David Honold:

Hey, thanks.  A question relating to the loan pipeline, I realize it’s particularly strong in Palm Beach, but how does the $125 million pipeline there compare to sort of your overall loan pipeline at this point?

Dennis Hudson:

It’s roughly the same.  Doug indicated it’s roughly the same kind of number for the rest of our pipeline on our markets where we’ve operated for a longer period of time.  And I would say that Doug, that would represent what we believe to be a pretty strong healthy number historically.

Doug Gilbert:

Correct, it absolutely is.

Dennis Hudson:

So suffice it to say that we’ve had some tremendous success in Palm Beach County that is making an incremental difference, a positive difference, but we’re also seeing what we believe is a very robust and healthy pipeline, potential new business, throughout our markets.

David Honold:

Right, so it’s roughly a $250 million total pipeline?

Dennis Hudson:

Roughly.

David Honold:

And then could you just give us an update on your thoughts on the outlook for the reserve, given that the growth is so strong and that it is concentrated in more commercial and less consumer, residential-type products?

Dennis Hudson:

You know, I guess the only thing we can say is that our asset quality measures do not appear to be driving any significant change in our provisioning behavior.  What will drive it as we continue to go forward will be the kind of growth that we sustain.

I’d also point out to you that the commercial growth that we are seeing, although it is a shift in mix, which needs to be taken into account, and we are, is primarily concentrated, almost exclusively, in secured loans, secured with real estate and the like.  And so the loss characteristics on that portfolio, given its secured nature from a risk standpoint, has not produced any evidence to suggest that, we’re going to see incrementally higher levels of provisioning related to any credit quality issues.  So the only factor really driving it will continue to be growth.  And so the provisioning going forward is going to be based on what our analysis suggests.  And we’re not here to speculate on that other than to say at the moment the only driver we see is growth, and I think we’ve been able to demonstrate that as we have done over the last couple of years.

David Honold:

Thanks.

Operator:

Thank you.  Our next question is a follow up from Peyton Green of FTN Midwest.

Peyton Green:

Yes, I was just wondering with respect to the marine origination business, is there any catch-up that you expect to get in the first quarter, or do you think …. there is a pent-up demand that’s still there that will ultimately fund, or is it something that may take a little longer or disappear?

Doug Gilbert:

Well Peyton, this is Doug Gilbert.  The Miami Boat Show in fact starts this week, and that’s one of our big drivers for volume.  We pick up some business during the show, but we pick up a tremendous amount of leads that we follow for one or two quarters after the boat show.  So our volumes normally pick up in and around the major boat shows:  the Fort Lauderdale, the Miami, the West Palm Beach shows.  So we have the Miami Show coming up this week, and then in March or April, I believe it is, we have the Palm Beach Boat Show.

And I would say there is some pent-up demand out there, because there were a large number of vessels totally destroyed and people are just now really starting to get their settlements on the ones destroyed, and I’m sure the majority of them will be back in the market looking for boats.  So I think it should pick up in this quarter and the second quarter.

Peyton Green:

Okay, so if the first and second quarters are like they were in ’03 and in ’04, they should be pretty darn strong in ’05?

Doug Gilbert:

They should be; we’ve got our fingers crossed.

Peyton Green:

Okay great, thank you very much.

Operator:

Thank you.  Gentlemen I’m showing no further questions at this time.

Dennis Hudson:

Okay, well we sincerely appreciate your attendance this morning, and we’re pleased to report what we think is our continued progress and look forward to continuing to have calls with you beginning after the first quarter.  Thank you.

Operator:

Ladies and gentlemen, thank you for participating in today’s conference.  This concludes the program.  You may now disconnect.  Thank you and have a great day.